SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of May, 2005

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of the essential information published by Banco de Chile on May 13, 2005, regarding the resale of shares acquired under the program to repurchase its own common stock.

Banco de Chile

Essential Information

RESOLUTION ADOPTED AT BOARD OF DIRECTORS’ MEETING BCH NO. 2,599, HELD ON MAY 12 2005, REGARDING THE RESALE OF SHARES ACQUIRED UNDER THE PROGRAM TO REPURCHASE ITS OWN COMMON STOCK

ARTICLE 27C OF LAW 18,046

The Banco de Chile Board of Directors’ meeting BCH No. 2,599, held on May 12, 2005, resolved to notify the public at large of the following essential information in accordance with Articles 9 and 10 of Securities Law 18,045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions:

A) At the Extraordinary Shareholders Meeting of Banco de Chile held on March 20, 2003, it was resolved to implement a Program to Repurchase its own common shares, which was approved by the Superintendency of Banks and Financial Institutions in letter No. 6,650 dated June 5, 2003.

B) On April 27, 2004, Banco de Chile informed the public at large of the result of the stock repurchase of its own common shares that ended on April 26, 2004, carried out in accordance with the aforesaid resolution of the Extraordinary Shareholders Meeting, under which 1,701,994,590 shares were acquired at CH$31 per share, equal to 0.001839 Unidades de Fomento each.

C) At Banco de Chile Board Meeting No. 2596, held on March 24, 2005, it was agreed to begin the process to transfer the shares acquired under the Repurchase Program by virtue of which 1,701,994,590 shares issued by Banco de Chile will be offered for sale, equivalent to 2.50% of the issued shares.

D) Resolution No. 1065-03-030529 of the Chilean Central Bank, dated May 29, 2003, ordered that aforementioned Central Bank must be asked to appraise the shares acquired under the Program for the purpose of transferring the same. On May 5, 2005, the Board of the Chilean Central Bank adopted resolution No. 1194-01-050505, in which it resolved to:

Appraise each of the 1,701,994,590 shares of its own common stock acquired by Banco de Chile in accordance with the program to repurchase its own common stock, approved by the Superintendency of Banks and Financial Institutions in letter No. 6,650 of June 5, 2003; and with Board Resolution No. 1065-03-030529, notified to aforementioned Superintendency by Official Letter No. 12,649, of June 2, 2003, in the sum of CH$35.10, equivalent to 0.002031 Unidades de Fomento. For such purposes, considering the provisions in articles 27 to 27D of Chilean Companies Law No. 18,046, and in relation to article 25 of such law and the determination of the Board in the aforementioned Resolution, in conformity with article 25 of Law No. 19,396, the following must be taken into account in the process to transfer these shares that is determined by the Board of Directors of Banco de Chile:

a) The 30-day preemptive offer to shareholders holding such a right will exclude the portion corresponding to shares owned by SAOS S.A., given the unique and special-purpose business of such company, in conformity with article 27 of Law No. 19,396.

b) The special preemptive offer of the options to subscribe shares held by SAOS S.A. will be granted to shareholders in SM-CHILE S.A. for a period of 30 days, with the right to participate in the offer at a price not less than the difference resulting between the average stock market price recorded for Banco de Chile shares in a period comprising five stock market business days prior to the acquisition of the aforementioned option and the appraisal price of CH$35.10, equal to 0.002031 Unidades de Fomento.

c) The necessary measures must be taken in the sale on the stock exchange of the remaining shares not acquired in the aforesaid preemptive offers to ensure that such sale is made under conditions of competitiveness, simultaneity and publicity that allow for the most ample participation of investors in such process, including institutional investors. In said case, a minimum placement price may be considered of not less than the price at which such shares were acquired by Banco de Chile in April 2004, duly adjusted by the change in the Unidad de Fomento.

E) In accordance with the foregoing, at Meeting No. 2,599, held May 12, 2005, the Banco de Chile Board of Directors acknowledged the appraisal by the Board of the Chilean Central Bank and agreed to make a preemptive offer of 968,822,755 shares, that is, 56.92% of the shares acquired under the aforesaid Repurchase Program, to all shareholders in Banco de Chile and in Sociedad Matriz del Banco de Chile S.A. at the rate of 0.02564 of a share for each share in any series registered in the respective shareholders registries as of May 16, 2005. The sale price shall be the price set according to the appraisal in Resolution 1194-01-050505 of the Board of the Chilean Central Bank. This preemptive offer will be valid from 9:00 a.m. on May 24, 2005 through 5:00 p.m. on June 22, 2005.

F) The notice of the preemptive option to acquire these shares, which begins the option period, will be published in the El Mercurio newspaper of Santiago on May 23, 2005.

G) 733,171,835 Banco de Chile shares, equal to 43.08% of all shares acquired under the Repurchase Program, do not form part of this first offer. An offering period valid for thirty days will be set in due time for these shares, at the same price indicated in letter D), during which the preemptive right of purchase corresponding to the shareholder Sociedad Administradora de la Obligación Subordinada SAOS S.A. may be exercised by series A, B and D shareholders of Sociedad Matriz del Banco de Chile S.A.

H) The organization and administration of the offer will be the responsibility of Banchile Corredores de Bolsa S.A., as Agent. Further information can be obtained at its offices, located at 975 Agustinas Street, 2nd floor, Santiago, telephone number: 800-202820, Monday through Friday from 9:00 a.m. to 6:30 p.m.

Santiago, May 2005	THE GENERAL MANAGER

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2005

Banco de Chile

By:	/S/ Pablo Granifo L.
By: Pablo Granifo Lanvín General Manager